

June 22, 2012

Via E-mail
Mr. Roger P. Herbert
Interim President
Blast Energy Services, Inc.
P.O. Box 710152
Houston, Texas 77271-0152

     Re: Blast Energy Services, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 23, 2012
            File No. 0-53725

Dear Mr. Herbert:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director